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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Section

FEB 28 2014

Washington DC

SEC FILE NUMBER
8- 33478

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2013___ AND ENDING ___12/31/2013___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LifeMark Securities Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
    400 West Metro Park

OFFICIAL USE ONLY

FIRM I.D. NO.

                          (No. and Street)
    Rochester,   New York   14623

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Vincent Micciche   585-424-5672
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
    Thomas J. Trumeter, CPA

                    (Name – if individual, state last, first, middle name)
    400 West Metro Park   Rochester,   New York 14623

    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Micciche _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

LifeMark Securities Corp. _____ , as

of December 31 _____ , 20 13 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None _____

_____

_____

_____ Signature

LAURA E. STEWART 01ST-4?86238
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN ONTARIO COUNTY
MY COMMISSION EXPIRES AUG. 4, 2014

CFO _____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LIFEMARK SECURITIES CORPORATION
FINANCIAL STATEMENTS
INTERNAL CONTROL REPORT
SUPPLEMENTAL SCHEDULE
YEAR ENDED DECEMBER 31, 2013

LIFEMARK SECURITIES CORPORATION
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
LifeMark Securities Corp.

Report on the Financial Statements

We have audited the accompanying financial statements of Lifemark Securites Corporation (the Company) which include the statement of financial condition as of December 31, 2013, and the related statement of operations, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lifemark Securities Corporation of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements taken as a whole.

Thomas J. Trumeter, CPA

February 25, 2014

LifeMark Securities Corp.
Statement of Financial Condition
December 31, 2013

Assets

Cash and cash equivalents	$	167,081
Commissions receivable		505,617
Accounts receivable registered representatives		58,984
Officer loan receivable		48,777
Property and equipment, net		17,367
Restricted deposits		50,294
Cash value officers life insurance		43,153
Total Assets	$	891,273

Liabilities and Shareholders' Equity

Liabilities

Commissions payable	$	494,169
Accounts payable and accrued expenses		145,097
Accrued payroll and benefits		7,075
Total Liabilities		646,341

Shareholders' Equity

Common stock, no par value; 1,000 shares authorized, 866.9089 shares issued and 734.7817 shares outstanding		20,000
Additional paid-in capital		453,633
Retained deficit		(202,400)
		271,233
Less: Cost of 132.1272 shares of common stock held in treasury		(26,301)
Total Shareholders' Equity		244,932
Total Liabilities and Shareholders' Equity	$	891,273

See accompanying notes to financial statements

3

LifeMark Securities Corp.
Statement of Operations
For the Year Ended December 31, 2013

Revenue

Commission income	$	4,389,982
Financial planning and managed accounts		276,854
Interest income		320
Total Revenue		4,667,156

Expenses

Commission expense	3,647,036
Payroll, payroll taxes, and employee benefits	651,163
Other operating expenses	128,230
Bad Debts	76,771
Professional fees	48,426
Recruitment fees	(12,702)
Occupancy expenses	46,839
Technology	34,125
Broker support expenses	8,012
Total Expenses	4,627,900
Income before Provision for Income Taxes (State Franchise Taxes)	39,256
Provision for income taxes	4,851
Net Income	$ 34,405

See accompanying notes to financial statements

LifeMark Securities Corp.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2013

	Common Stock	Additional Paid-in Capital	Retained Deficit	Treasury Stock	Total
Balance December 31, 2012	$ 20,000	$ 453,633	$ (236,805)	$ (26,301)	$ 210,527
Net loss	-	-	34,405	-	34,405
Balance December 31, 2013	$ 20,000	$ 453,633	$ (202,400)	$ (26,301)	$ 244,932

See accompanying notes to financial statements

LifeMark Securities Corp.
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash Flows from Operating Activities:

Net income	$	34,405
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Depreciation		8,530
Decrease (increase) in commissions receivable		(154,089)
Decrease (increase) in accounts receivable		(92,726)
Increase (decrease) in allowance for dountful accounts		76,771
Decrease (increase) in officer loan receivable		(9,388)
Decrease (increase) in cash surrender value of life insurance		(8,150)
Decrease (increase) in restricted deposits		(62)
Increase (decrease) in commissions payable		104,423
Increase (decrease) in accounts payable		42,577
Increase (decrease) in accrued payroll		(20,927)
Total Adjustments		(53,041)
Net Cash Used In Operating Activities		(18,636)
Cash Flows from Investing Activities:		-
Acquisition of Property and Equipment		-
Net Cash Used in Investing Activities		-
Net Change in Cash and Cash Equivalents		(18,636)
Cash and Cash Equivalents - Beginning of Year		185,717
Cash and Cash Equivalents - End of Year	$	167,081
Supplemental Disclosure of Cash Flow Information:		
Cash Paid During the Year for Income Taxes	$	5,945

See accompanying notes to financial statements

6

1. THE COMPANY

LifeMark Securities Corp. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered to solicit business in fifty states. The Company, which maintains six offices in three states, is an "introducing broker" and primarily earns commissions by selling financial instruments to retail and institutional customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

Commissions Receivable – The Company has commission receivables that arise from the buying and selling of financial instruments for its clients and has accounts receivable that arise from expenses paid on behalf of its registered representatives and shareholders. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that all commissions receivable are collectible, and as such no provision for uncollectible receivables has been recorded in these financial statements.

Accounts Receivable - Accounts receivable consists of reimbursable expenses due from brokers and registered representatives and are secured commissions earned by representatives, and ultimately by agreements with the representatives' Office of Supervisory Jurisdiction. Accounts receivable are periodically reviewed to determine if any accounts receivable will potentially be uncollectible. After all attempts to collect a receivable have failed, the receivable is written off as a bad debt expense. Bad debt expense was $ 76,771 for the year ended December 31, 2013. Management has recorded an allowance for doubtful accounts in the amount of $76,771 at December 31, 2013.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Property, Equipment and Depreciation – Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in the Statement of Operations.

Depreciation is computed using straight-line and declining balance methods over the following estimated useful lives:

Computers	5 years
Equipment, furniture and fixtures	7 years

Income Taxes – The Company does not pay federal or state income taxes on its income. Instead, the Company's income, deductions and other income tax attributes are reported to each shareholder, based on their respective ownership, and included in their respective income tax returns.
The company does, however, pay minimum franchise taxes in each state in which it conducts business. The Company adopted the provisions of Financial Accounting Standards Board Accounting Standards   Codification (FASB ASC) 740-10 pertaining to accounting for uncertainty in income taxes. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company would be recorded in operating expenses. No items have been recorded in 2013. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements.

Advertising Costs – The Company expenses all advertising and marketing costs when incurred. Advertising and marketing expenses for the year ended December 31, 2013 were $ 833.

3. FAIR VALUE

The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments are cash, cash surrender value of officer life insurance, accounts receivable, and accounts payable. At December 31, 2013, cash, cash surrender value of officer life insurance, accounts receivable, and accounts payable, due to their short maturities, and liquidity, are carried at amounts which reasonably approximate fair value.

The Company measures the fair value of its financial instruments using the procedures set forth below for all assets and liabilities that fall in the scope of this accounting guidance.

Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

3. FAIR VALUE (CONT'D)

FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements.

Level 1 - Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Uses inputs, other than Level 1, that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data. Instruments in this category include non-exchange-traded derivatives, including interest rate swaps.

Level 3 - Uses inputs that are unobservable and are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

As of December 31, 2013, all financial instruments are recorded at cost which approximates fair value due to short term maturities. As such, the fair value hierarchy has not been applied in valuing any financial instruments.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2013:

Computers	$ 126,607
Furniture and Fixtures	13,560
Equipment	13,582
	153,749
Less: Accumulated depreciation	(136,382)
	$ 17,367

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of Aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $ 68,967, which was $ 25,843 in excess of its required net capital of $ 43,124 and a ratio aggregate indebtedness to net capital of 9.4 to 1.

6. INCOME TAX MATTERS

The Company, with the consent of its shareholders, has elected to be taxed as an S Corporation. These sections of federal and state income tax law provide that, in lieu of a corporate level tax on income, the shareholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no federal or state income taxes have been recognized in the accompanying financial statements. However, the states in which the Company conducts business assess a franchise tax on the Company and these franchise taxes have been included in these financial statements.

7. BENEFIT PLAN

The Company has a salary reduction plan pursuant to section 401(k) of the Internal Revenue Code that covers all eligible employees. Employees are eligible for participation in the plan after completion of six months of service and attainment of age twenty-one. Under the terms of the plan, the Company made matching contributions through April 3, 2009 equal to a percentage of compensation that a participant contributes to the plan. Effective April 4, 2009, the Company amended its plan and is no longer required to make matching contributions. Profit sharing contributions may be made at the discretion of the Company's board of directors. Employer contributions to the plan for the year ended December 31, 2013 was $ 6,219.

8. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk that consist primarily of cash and cash equivalents, commissions receivable and accounts receivable. The Company maintains its cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. The Company's commissions receivable are due from its clearing broker and large financial institutions from selling financial instruments. Commissions are normally received within thirty days of the transaction. The Company's accounts receivable is due from registered representatives and shareholders. The Company believes it is not exposed to any significant credit risk or losses in excess of those recognized in these financial statements, with respect to its cash and cash equivalents, commissions receivable and accounts receivable.

10

9. COMMITMENTS

The Company leases its office facility from an entity in which two of the Company's shareholders are members. The office lease is for a fifteen-year period, beginning on March 1, 2004, with the annual rent reviewed every five years. The current annual rent is $40,662, which is payable in monthly installments, plus utilities. Rent expense under this lease for the year ended December 31, 2013 was $40,662.

The Company also leases office equipment under the following terms: 39 month lease beginning August, 2012, requiring 39 monthly payments of $476; and another beginning January, 2010 requiring quarterly payments of $453, which renewed a lease that expired during the year. Minimum annual rentals under these agreements are as follows:

2014	$ 48,186
2015	48,186
2016	46,374
2017	46,318
2018	40,662

10. LITIGATION

In the fall of 2009, Transamerica Life Insurance Company filed two lawsuits in the United States District Court for the District of Rhode Island against the Company, one of its agents, and others. The multi-count Complaints assert that the Company and its agent breached their contracts, acted in bad faith, engaged in fraud, criminal conduct and civil conspiracy, were unjustly enriched, and were negligent in connection with the issuance of various variable annuity contracts.

In September, 2013, the Company reached a settlement whereby it agrees to pay $9,500, and executed a mutual release of all claims that the parties had against one another. As of December 31, 2013, $7,125 of the settlement amount remains unpaid and has been recorded in these financial statements.

In 2013, the company became a defendant in a proceeding in which the claimants assert failure to supervise an agent, and recommending unsuitable investments. Management believes the action is meritless and intends to defend itself vigorously. The action is still in the discovery stage of the proceedings, and it is too early to determine the possibility or amount of any liability. As such, no amounts have been recorded in these financial statements.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditors' report, which is the date the financial statements were available for issue.

1. Total ownership equity from Statement of Financial Condition $ 244,932

2. Deduct: Ownership equity not allowable for net capital -

3. Total ownership equity qualified for net capital 244,932

4. Add:

   A. Liabilities subordinated to claims of general creditors
      allowable in computation of net capital -

   B. Other (deductions) or allowable credits -

5. Total capital and allowable subordinated liabilities 244,932

6. Deductions and/or charges:

   A. Total non-allowable assets from Statement of Financial Condition 175,965

   B. Secured demand note deficiency -

   C. Commodity futures contracts and spot commodities -

   D. Other deductions and/or charges -

7. Other additions and/or allowable credits -

8. Net capital before haircuts on securities positions 68,967

9. Haircuts on securities:

   A. Contractual securities commitments -

   B. Subordinated securities borrowings -

   C. Trading and investment securities:

      1. Exempted securities -

      2. Debt securities -

      3. Options -

      4. Other securities -

   D. Undue concentration -

   E. Other -

10. Net capital $ 68,967

Continued on next page

LifeMark Securities Corp.
Schedule I - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013
(continued)

11.	Minimum net capital required (6-2/3% of line 19)	$ 43,124
12.	Minimum dollar net capital requirement of reporting broker and dealer	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 43,124
14.	Excess net capital (line 10 less line 13)	$ 25,843
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 4,314

Computation of Aggregate Indebtedness

16.	Total A.I. Liabilities from Statement of Financial Condition	$ 646,531
17.	Add:	
	A. Drafts for immediate credit	-
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-
	C. Other unrecorded amounts	-
18.	Deduct: Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness	$ 646,531
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	937%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were differences between this computation of net capital and the corresponding computation prepared by LifeMark Securities Corp. and included in the Company's unaudited Part IIA FOCUS Report filing the same date as follows:

Net capital per the Company's FOCUS Report (Unaudited)	$ 87,195
Decrease in equity per audit	(48,550)
Commissions due from brokers in excess of payable	(46,448)
Accounts receivable, net of allowance for doubtful accounts	76,770
Net capital per this computation	$ 68,967

LIFEMARK SECURITIES CORP.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(ii).

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors and Shareholders
LifeMark Securities Corp.

In planning and performing our audit of the financial statements of LifeMark Securities Corp. (Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

15

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1)
For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3
Page 2

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit att4ention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis. We consider the following deficiencies in the Company's internal control to be material weaknesses:

Inadequate design of monitoring controls to assess the design and operating effectiveness of controls over time.

Inadequate design of control over significant accounts or processes.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and customer assets we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1)
For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3
Page 3

Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Thomas J. Trumeter, CPA
Rochester, NY

February 25, 2014

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE COMPANY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Shareholders
LifeMark Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2013 to December 31, 2013, which were agreed to by LifeMark Securities Corp. (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-7 with respective cash disbursement records, including check number 12655 dated July 24, 2013 for $315.00, that was issued to SIPC, noting no differences;

2. Compared the applicable amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 with the applicable amounts reported on Form SIPC-7 for the period from January 1, 2013 to December 31, 2013 noting no differences;

3. Compared any adjustments reported on SIPC-7 with supporting schedules and working papers noting no differences;

18

Independent Auditor's Report on Applying Agreed-Upon Procedures
Related to the Company's SIPC Assessment Reconciliation
Page 2

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of these specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Thomas J. Trumeter, CPA
Rochester, NY

February 25, 2014

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 033478   FINRA   DEC
> LIFEMARK SECURITIES INC   12*12
> 400 W METRO PARK
> ROCHESTER NY 14623-2648

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Vincent Micciche 585-424-5672

2. A.   General Assessment (item 2e from page 2) $ *1 940*

   B.   Less payment made with SIPC-6 filed (**exclude interest**)   (*315*)

   7/25/13
   Date Paid

   C.   Less prior overpayment applied   (*663*)

   D.   Assessment balance due or (overpayment)   *962*

   E.   Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F.   Total assessment balance and interest due (or overpayment carried forward) $ *962*

   G.   PAID WITH THIS FORM:
        Check enclosed, payable to SIPC
        Total (must be same as F above) $ *962*

   H.   Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LiFeMark Securities Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the *26* day of *February*, 20 *14* .   *CFO*
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
          Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

LifeMark Securities Corp
400 West Metro Park
Rochester, New York 14623

SECURITIES INVESTOR PROTECTION CORP
PO BOX 92185
WASHINGTON DC 20090-2185

12981

LIFEMARK SECURITIES CORP.
400 WEST METRO PARK
ROCHESTER, NY 14623

DATE _February 27 2019_ 50-17-223

PAY
TO THE
ORDER OF _SIPC_ _____ $ _962_ ⁰⁰/₁₀₀

Nine- Hundred Sixty-Two and ⁰⁰/₁₀₀ _____ DOLLARS

J.P.Morgan
JPMorgan Chase Bank, N.A.
Rochester, New York

FOR _____

⑈012981⑈ ⑆022300173⑆ 78950106386 5⑈